Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (333-162890) on Form S-8 of ALLETE, Inc. of our report dated June 08, 2012, with respect to the statements of net assets available for benefits of the ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan for the years ended December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental schedule as of December 31, 2011, which report appears in the December 31, 2011, annual report on Form 11-K of the ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan.

/s/ Reilly, Penner & Benton LLP

Reilly, Penner & Benton LLP
Milwaukee, Wisconsin
June 08, 2012